Exhibit 99.2

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Unaudited)

Canadian Generally Accepted Accounting Principles (“GAAP”) vary in certain respects from U.S. GAAP. As required by the United States Securities and Exchange Commission, the effect of these differences in principles on Penn West Energy Trust’s (the “Trust”) consolidated financial statements is described and quantified below:

The application of U.S. GAAP would have the following effects on reported net loss:

	Three months ended June 30		Six months ended June 30
	Restated		Restated
	2009	2008	2009	2008
(CAD millions, except per unit amounts)
Net and comprehensive Loss as reported in the
Consolidated statements of operations – Canadian GAAP	$(41)	$(323)	$(139)	$(245)
Adjustments
Unit-based compensation (note (c))	7	(39)	20	(50)
Depletion & depreciation (note (a))	235	-	468	-
Income tax effect of the above adjustments	(55)	-	(110)	-
Net and other comprehensive income (loss), U.S. GAAP, as adjusted	$146	$(362)	$239	$(295)

Net income (loss) per trust unit
Basic	$0.36	$(0.96)	$0.59	$(0.80)
Diluted	0.35	(0.96)	0.59	(0.80)

Weighted average number of trust units outstanding (in millions)
Basic	411.0	376.2	406.5	367.9
Diluted	411.3	376.2	406.6	367.9

Deficit - U.S. GAAP
Balance, beginning of period - U.S. GAAP	$(2,345)	$(2,236)	$(2,818)	$(1,413)
Net income (loss)- U.S. GAAP	146	(362)	239	(295)
Change in redemption value of trust units (note (b))	(653)	(564)	3	(1,072)
Distributions declared	(188)	(384)	(464)	(766)
Balance, end of period - U.S. GAAP	$(3,040)	$(3,546)	$(3,040)	$(3,546)

The application of U.S. GAAP would have the following effects on the reported balance sheets:
	Canadian	U.S.
June 30, 2009 (CAD millions)	GAAP	GAAP
		Restated
ASSETS
Current
Accounts receivable	$430	$430
Risk management	76	76
Other	111	111
	617	617

Property, plant and equipment (note (a))	11,977	4,301
Goodwill	2,020	2,020
Future income tax	-	579
	13,997	6,900
	$14,614	$7,517

LIABILITIES AND UNITHOLDERS' EQUITY (DEFICIENCY)
Current
Accounts payable	$405	$405
Distributions payable	63	63
Convertible debentures	8	8
Future income tax	23	23
	499	499
Long-term debt	3,778	3,778
Convertible debentures	273	273
Risk management	19	19
Asset retirement obligations	598	598
Unit rights liability (note (c))	-	14
Future income tax	1,252	-
Total liabilities	6,419	5,181

Unitholders' mezzanine equity (note (b))	-	5,376

Unitholders' equity (deficiency)
Unitholders' capital (note (b))	8,371	-
Contributed surplus (note (c))	98	-
Deficit (note (b))	(274)	(3,040)
	8,195	(3,040)
	$14,614	$7,517

	Canadian	U.S.
December 31, 2008 (CAD millions)	GAAP	GAAP
		Restated
ASSETS
Current
Accounts receivable	$386	$386
Risk management	448	448
Other	106	106
	940	940

Property, plant and equipment (note (a))	12,452	4,308
Goodwill	2,020	2,020
Future income tax	-	563
	14,472	6,891
	$15,412	$7,831

LIABILITIES AND UNITHOLDERS' EQUITY (DEFICIENCY)
Current
Accounts payable	$630	$630
Distributions payable	132	132
Convertible debentures	7	7
Future income tax	132	132
	901	901
Long-term debt	3,854	3,854
Convertible debentures	289	289
Risk management	6	6
Asset retirement obligations	614	614
Unit rights liability (note (c))	-	2
Future income tax	1,368	-
Total liabilities	7,032	5,666

Unitholders' mezzanine equity (note (b))	-	4,983

Unitholders' equity (deficiency)
Unitholders' capital (note (b))	7,976	-
Contributed surplus (note (c))	75	-
Retained earnings (deficit) (note (b))	329	(2,818)
	8,380	(2,818)
	$15,412	$7,831

The application of U.S. GAAP would have no effect on the statement of cash flows.

(a) Property, plant and equipment and depletion and depreciation

Under Canadian GAAP, an impairment exists when the net book value of the petroleum and natural gas properties exceeds the sum of the undiscounted future cash flows from proved reserves calculated using forecast prices and costs, and the cost of unproved properties. If an impairment is determined to exist, the impairment is measured as the amount by which the net book value of the petroleum and natural gas properties exceeds the sum of the present value of future cash flows from proved plus probable reserves using forecast prices and costs, and the lower of cost and net realizable value of unproved properties.

Under U.S. GAAP, the net book value of petroleum and natural gas properties, net of deferred income taxes, is limited to the present value of after-tax future net cash flows from proved reserves, discounted at 10 percent and using prices and costs at the balance sheet date, plus the lower of cost and net realizable value of unproved properties. The impairment test is performed quarterly and, if elected by the Trust, recalculated seven business days prior to the filing date of the Trust’s consolidated financial statements if an impairment was indicated on the balance sheet date. If there is an impairment indicated at the balance sheet date, which no longer exists at the time of the second test, no write down is required. At June 30, 2009 and 2008, no impairment was indicated. The application of the impairment test resulted in a write-down in the fourth quarter of 2008 of $8,111 million.

In compiling its 2009 US GAAP information, Penn West discovered the tax rate was applied incorrectly in the year-end 2008 US GAAP ceiling test. The 2008 comparative figures included with the 2009 US GAAP information have been revised accordingly. The impact on the statement of operations for the year ended December 31, 2008 was an increase to impairment charge, income tax recovery and net and comprehensive loss of $1.9 billion, $458 million and $1.5 billion, respectively, with an increase to the basic and diluted net loss per trust unit of $3.92 per trust unit for the year ended December 31, 2008. The impact on the balance sheet as at December 31, 2008 was a reduction to property, plant and equipment of $1.9 billion, an increase in future income tax asset of $458 million and an increase in deficit of $1.5 billion. In the second quarter of 2009, this led to a decrease in depletion and depreciation, an increase in income tax expense and net and comprehensive income of $68 million, $16 million and $52 million, respectively, with an increase to the basic net income per trust unit of $0.13 per trust unit for the three month period ended June 30, 2009. Additionally, for the six months ended June 30, 2009, there was a decrease in depletion and depreciation, an increase in income tax expense and net and comprehensive income of $148 million, $35 million and $113 million, respectively, with an increase to the basic and diluted net income per trust unit of $0.28 per trust unit. The impact on the balance sheet as at June 30, 2009 was an increase to property, plant and equipment of $148 million, a decrease in the future income tax asset of $35 million and a decrease in deficit of $113 million in addition to the 2008 adjustments noted above.

Depletion and depreciation of resource properties is calculated using the unit-of-production method based on production volumes before royalties in relation to proved reserves as estimated or audited by independent petroleum engineers. In determining the depletable base, the estimated future costs to be incurred in developing proved reserves are included and the estimated equipment salvage values and the lower of cost and market of unevaluated properties are excluded. Significant natural gas processing facilities, net of estimated salvage values, are depreciated using the declining balance method. Depletion and depreciation per gross equivalent barrel is calculated by converting natural gas volumes to barrels of oil equivalent (“BOE”) using a ratio of 6 mcf of natural gas to one barrel of crude oil. As a result of using proved reserves and prices and costs at the balance sheet date and the impact of the impairment charge in 2008, a decrease in depletion and depreciation under U.S. GAAP totalled $235 million for the second quarter of 2009 (2008 - $nil) and $468 million for the six months ended 2009 (2008 - $nil).

(b) Unitholders’ mezzanine equity

U.S. GAAP requires that Penn West’s trust units, which are redeemable at the option of the unitholder, be valued at their redemption amount and presented as temporary equity on the balance sheet. The redemption value of the Penn West trust units is determined based on 95% of the market value of the trust units at each balance sheet date. Under Canadian GAAP, trust units are classified as unitholders’ equity. As at June 30, 2009, the Trust reclassified $5,376 million (December 31, 2008 - $4,983 million) as unitholders’ mezzanine equity in accordance with U.S. GAAP.

Changes in unitholders’ mezzanine equity, trust units issued net of redemptions, net income and distributions in a period are recognized as changes to deficit. The Trust recorded an increase of $653 million to deficit for the second quarter of 2009 (2008 - $564 million), and a reduction of $3 million to deficit for the six months ended June 30, 2009 (2008 - $1,072 million increase) to reflect the changes in unitholders’ mezzanine equity.

(c) Unit-based compensation

Under U.S. GAAP, trust unit rights are a liability that is calculated based on the fair value of the grants, determined by a Binomial Lattice model at each reporting date until the date of settlement. Compensation cost is recorded based on the change in fair value of the rights during each reporting period. When rights are exercised, the proceeds received plus the amount recorded as a trust unit rights liability is recorded as mezzanine equity. The Trust issues units from treasury to settle unit rights exercises.

Rights granted under the rights plan are considered equity awards for Canadian GAAP purposes, a difference from U.S. GAAP. Unit-based compensation is based upon the fair value of rights issued, determined only on the grant date. This initial fair value is charged to income over the vesting period of the rights with a corresponding increase in contributed surplus. When rights are exercised, consideration received plus the fair value recorded in contributed surplus is transferred to unitholders’ equity. Contributed surplus amounts, related to unit-based compensation, are not recognized under U.S. GAAP. Under U.S. GAAP, for the six months ended June 30, 2009, compensation cost calculated was $20 million lower (2008 - $50 million higher) than compensation cost calculated under Canadian GAAP. The compensation expense for the first six months of 2009 of $5 million (2008 – $71 million) under U.S. GAAP was allocated $4 million (2008 - $53 million) to corporate employees and $1 million (2008 - $18 million) to field employees. For the second quarter of 2009, compensation cost calculated was $7 million lower (2008 - $39 million higher) under U.S. GAAP than under Canadian GAAP. The compensation expense for the second quarter of 2009 of $6 million (2008 - $50 million) under U.S. GAAP was allocated $5 million (2008 - $37 million) to corporate employees and $1 million (2008 - $13 million) to field employees.

For purposes of calculating earnings per share, a difference exists in the diluted weighted average number of trust units considered outstanding under U.S. GAAP. The U.S. GAAP amount included as proceeds on assumed exercises of unit rights is based on the fair value at each balance sheet date, compared to only the fair value at the date of grant under Canadian GAAP, resulting in a different number of units included in the diluted per unit calculations. For the six months ended June 30, 2009, 0.1 million trust unit rights (2008 – nil) and no units issuable related to convertible debentures (2008 – nil) were considered dilutive. For the second quarter of 2009, 0.3 million trust unit rights (2008 – nil) and no units issuable related to convertible debentures (2008 – nil) were considered dilutive.

(d) Additional disclosure

Under Canadian GAAP, the Trust presents oil and natural gas revenues and royalty income prior to royalties payable in the Consolidated Statement of Operations and Retained Earnings. Under U.S. GAAP, these items would be combined and presented on a net basis in the Consolidated Statement of Operations and Retained Earnings.

(e) Income Taxes

As at June 30, 2009, the total amount of the Trust’s unrecognized tax benefits was approximately $10 million including $3 million of interest and penalties, which if recognized would affect the Trust’s effective income tax rate. The resolution of these tax positions may take a number of years to complete with the appropriate tax authorities, thus fluctuations could occur from period to period.

The change in the amount of unrecognized tax benefits is as follows:

(millions)	June 30, 2009	December 31, 2008
Balance, beginning of period	$10	$9
Additions/ resolutions for the period	-	1
Balance, end of period	$10	$10

The Trust and its entities are subject to income taxation and related audits in Canada. The tax years from 2002 to 2008 remain open to audit by Canadian tax authorities.

(f) Financial Instruments

The Trust adopted the provisions in SFAS 157 “Fair Value Measurements” for its financial assets and liabilities effective January 1, 2008. This Statement outlines fair value as the price that would be received to sell an asset or the amount paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Statement outlines a hierarchy based on input levels. Level 1 inputs are based on quoted prices in active markets that the Trust has the ability to access at the measurement date. Level 2 inputs are based on quoted prices in markets that are not active or based on prices that are observable for the asset or liability. Level 3 inputs are based on unobservable inputs for the asset or liability.

As at June 30, 2009, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which were valued using Level 2 inputs.

(g) Subsequent events

As at August 11, 2009, there are no material subsequent events requiring additional disclosure in the notes to the unaudited interim consolidated financial statements.

Changes in accounting policies

On January 1, 2009, the Trust prospectively adopted SFAS No. 141R, “Business Combinations”. This Statement outlines principles for the acquirer on recognizing assets acquired and liabilities assumed in a transaction, establishes the acquisition date fair value for all assets and liabilities purchased and the requirement for additional disclosures for users of the financial statements to evaluate the business combination. The adoption of SFAS 141R had no material impact on the Trust’s financial statements.

On January 1, 2009, the Trust prospectively adopted SFAS No. 160, “Non-Controlling Interests in Consolidated Financial Statements”. This pronouncement requires entities to report non-controlling interests as equity in the consolidated financial statements. The adoption of SFAS 160 had no material impact on the Trust’s financial statements.

On January 1, 2009, the Trust prospectively adopted SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. This is an amendment to the previously issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. This Statement outlines additional disclosure requirements for derivative instruments and hedging activities to offer further information and transparency to users of the financial statements. The adoption of SFAS 161 had no material impact on the Trust’s financial statements.

On April 1, 2009, the Trust prospectively adopted SFAS No. 165,”Subsequent Events”. This pronouncement outlines specific disclosures for events occurring after the balance sheet date but prior to the date the financial statements are issued. The adoption of SFAS 165 had no material impact on the Trust’s financial statements.

Recent U.S. accounting pronouncements

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. This pronouncement outlines a consistent hierarchy to be used in preparing financial statements that are presented in conformity with U.S. GAAP. This Statement is effective 60 days following the approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Trust is currently assessing the impact of SFAS 162.

In December 2008, the SEC approved the previously announced revisions to modernize oil and gas reporting requirements. These new requirements include a change to reporting oil and gas reserves and completing the impairment test by using an average price for the proceeding 12-month period rather than the period-end price. Other changes to oil and gas reserves disclosures were also approved. These changes are effective for filings on or after January 1, 2010 and for annual reports filed on or after December 31, 2009. The Trust is currently assessing the impact of these revisions.